UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MPG Office Trust, Inc.
(Name of Issuer)

7.625% Series A Cumulative Redeemable Preferred Stock, Par Value $.01 per share
 (Title of Class of Securities)

559775200
 (CUSIP Number)

Andrew B. David
General Counsel
Aristeia Capital, L.L.C.
136 Madison Ave, 3rd Floor
New York, NY  10016
(212) 842-8900

COPIES TO:
Patrick J. Dooley, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY  10036
(212) 872-1000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 29, 2010
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 9 Pages

CUSIP No.   559775200

1		NAMES OF REPORTING PERSONS Aristeia Capital, L.L.C. (1)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		393,299

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		393,299

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

393,299

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
           (1)  The shares described herein are held by Aristeia Master, L.P. (the “Fund”).  Aristeia Capital, L.L.C. (the “Reporting Person”) is the investment manager of the Fund and has voting and investment control with respect to the shares or other interests held by the Fund.

Page 3 of 9 Pages

Item 1.   Security and Issuer.

This Schedule 13D relates to the 7.625% Series A Cumulative Redeemable Preferred Stock, par value $.01 per share (the “Preferred Stock”) of MPG Office Trust, Inc., a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 355 South Grand Avenue, Suite 3300, Los Angeles, California 90071.

Item 2.   Identity and Background.

(a) This Statement is being filed on behalf of Aristeia Capital, L.L.C., a Delaware limited liability company.  The Reporting Person is owned by Kevin C. Toner, Robert H. Lynch, Jr., Anthony M. Frascella, and William R. Techar (the “Principals”).

(b) The principal business address of the Reporting Person and the Principals is 136 Madison Avenue, 3rd Floor, New York, New York 10016.

(c)  The principal business of the Reporting Person and the Principals is that of an investment adviser to various investment funds, including the Fund.

(d) None of the Reporting Person or any Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Person or any Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Delaware limited liability company.  Kevin C. Toner is a citizen of Ireland. Each of the other Principals is a citizen of the United States of America.

Item 3.   Source and Amount of Funds and Other Consideration.

The shares of Preferred Stock beneficially owned by the Reporting Person (the “Shares”) were acquired by the Reporting Person with the working capital of the Fund. The aggregate purchase price paid for the Shares was approximately $1,435,667.

Item 4.   Purpose of Transaction.

The Reporting Person acquired the Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business.

The Issuer suspended dividends on the Preferred Stock on December 19, 2008.  The dividend payment due on October 31, 2010 was the eighth dividend for which dividends on the Preferred Stock have not been paid. In its most recent Quarterly Report on Form 10-Q (“Form 10-Q”) filed with the United States Securities and Exchange Commission (the “Commission”) on November 9, 2010, the Issuer indicated that due to its current liquidity position and the availability of substantial net operating loss carryforwards, it does not expect to pay dividends and distributions on the Preferred Stock for the foreseeable future.  According to the Form 10-Q, as of October 31, 2010, the eight missed dividend payments total $38.1 million.

According to the terms of the Preferred Stock, as set forth in the Issuer’s Articles Supplementary for the Preferred Stock, which are attached as Exhibit 3.2 to the Issuer’s Annual Report on Form 10-K, filed with the Commission on March 31, 2010 (the “Articles Supplementary”),  as a result of the failure to pay dividends on the Preferred Stock for six consecutive or non-consecutive dividend periods, the holders of the Preferred Stock are entitled to vote as a single class to elect two additional persons to serve as directors of the Issuer (the “Preferred Directors”)  until all dividends in arrears and the then current period’s dividend have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment.  The Preferred Directors will be elected for a one-year term

Page 4 of 9 Pages

and each will serve until his successor is duly elected and qualified or until such Preferred Director’s right to hold office terminates, whichever is earlier. If any vacancy shall occur among the Preferred Directors, such vacancy may be filled by written consent of the Preferred Director remaining in office, or if none remains in office, by a vote of the majority of the holders of record of the outstanding Preferred Stock (voting as a single class). Holders of 10 percent of the outstanding Preferred Stock are entitled to request the Company call a meeting to elect such Preferred Directors. The above summary is qualified in its entirety by reference to the Articles Supplementary.

The Reporting Person has delivered to the Issuer a written request (the “Meeting Request”), substantially in the form set forth on Schedule A, that the Issuer call a special meeting of holders of Preferred Stock to elect Preferred Directors and has nominated each of Edward J. Ratinoff and Robert Deutschman (collectively, the “Nominees”) as nominees to be elected as members of the Board of Directors of the Issuer (the “Board”) at a special meeting of holders of Preferred Stock (the “Special Meeting”). Each of the Nominees has consented to being named as a nominee for the Board in any proxy, consent or information statement issued relating to the election of directors of the Issuer at any Special Meeting of holders of Preferred Stock or otherwise and has agreed to serve as a director if so elected.  To the knowledge of the Reporting Person, neither of the Nominees beneficially owns any Preferred Stock or common stock, par value $0.01 per share (the “Common Stock”), of the Issuer.

On November 29, 2010, the Reporting Person entered into a Letter Agreement (the “Letter Agreement”) with Caspian Capital Advisors, LLC (“Caspian”), pursuant to which each of the Reporting Person and Caspian has agreed to be responsible for one-half of certain costs and expenses incurred in connection with the calling of the Special Meeting and the election of directors at the Special Meeting. The Letter Agreement will terminate at the earliest of (a) the mutual agreement in writing of the Reporting Person and Caspian to terminate the Letter Agreement and (b) the completion of the Special Meeting.  Caspian has delivered to the Issuer a written request to call a Special Meeting similar to the Meeting Request.

The Reporting Person does not believe that the limited voting rights of the Preferred Stock should result in the Shares being deemed to be voting, equity securities subject to the reporting obligations under Section 13(d) of the Act. Nevertheless, the Reporting Person  has determined to take a conservative position with respect to the matter and as a result has determined to make this filing on Schedule 13D. Similarly, as a result of the Letter Agreement, the delivery of the Meeting Request and the matters contemplated thereby, the Reporting Person may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Act with Caspian. The Reporting Person expressly disclaims membership in a group with, and beneficial ownership of any securities beneficially owned by, Caspian or any other person (other than those reported herein). Based on information and belief, the beneficial ownership of Caspian is as set forth in the Statement on Schedule 13D initially filed by Caspian on November 29, 2010 (the “Caspian 13D”), as the same may be updated or amended from time to time.

As a holder of Preferred Stock, the Reporting Person is considering its options with respect to the election of directors at the Special Meeting, but intends to vote for the Nominees at the Special Meeting.  In connection therewith, the Reporting Person may from time to time engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the election of directors at the Special Meeting.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Person’s investment in the Preferred Stock and, potentially, an investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Preferred Stock and the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional Preferred Stock and/or Common Stock selling some or all of its Preferred Stock, engaging in hedging or similar transactions with respect to the Preferred Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

The percentages used herein are calculated based upon an aggregate of 10,000,000 shares of Preferred Stock outstanding as of November 5, 2010, as reported in the Issuer’s Form 10-Q filed on November 9, 2010.

(a), (b) The information set forth in Rows 7 though 13 of the cover page hereto are hereby incorporated by reference.

(c)        The Reporting Person entered into transactions in the Preferred Stock within the last sixty days which are set forth on Schedule B.

Page 5 of 9 Pages

 (d)      No person other than the Reporting Person and the Fund is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

 (e)      Not applicable.

As indicated in, and solely to the extent expressed in, Item 4, the Reporting Person may be deemed to be a member of a “group” within the meaning of Rule 13d-5(b) under the Act with Caspian.  The Reporting Person expressly disclaims membership in a group with, and beneficial ownership of any securities beneficially owned by, Caspian or any other person (other than those reported herein). Based on information and belief, the beneficial ownership of Caspian is as set forth in the Caspian 13D.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Securities.

The information set forth under Item 4 of this Schedule 13D is incorporated herein by reference.

The Reporting Person may, from time to time, enter into and dispose of cash-settled equity swaps, exchange traded and/or “over-the-counter” puts and calls, warrants, forward purchase or sale transactions, future transactions, cap transactions, floor transactions, collar transactions, or other options or derivative or risk management transactions with one or more counterparties that are based upon the value of the Preferred Stock and/or Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Preferred Stock and/or Common Stock, the relative value of the Preferred Stock and/or Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Preferred Stock and/or Common Stock may be included, or a combination of any of the foregoing.  From time to time, the Reporting Person may lend portfolio securities to brokers, banks or other financial institutions.  These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan.  From time to time, to the extent permitted by applicable law, the Reporting Person may borrow securities, including Preferred Stock and/or Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

In addition to the Shares reported herein by the Reporting Person, the Reporting Person has short economic exposure to 418,290 shares of Common Stock through such contracts (the “Short Contracts”).  The Short Contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer.  Accordingly, the Reporting Person disclaims any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such Short Contracts.

Item 7.   Material to be Filed as Exhibits.

N/A

Page 6 of 9 Pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 29, 2010

ARISTEIA CAPITAL, L.L.C.

By:	/s/ Robert H. Lynch, Jr.
Name: Robert H. Lynch, Jr.
Title: Manager

Page 7 of 9 Pages

Schedule A

FORM OF MEETING REQUEST

Aristeia Capital, L.L.C.
136 Madison Ave., 3rd Floor
New York, NY 10016

MPG Office Trust, Inc.                                                                                                                     November 29, 2010
355 South Grand Avenue Suite 3300
Los Angeles, CA 90071
Attention: Jonathan L. Abrams, Secretary

Dear Mr. Abrams,

Aristeia Master, L.P. (“Aristeia”), is a holder of record in the Direct Registration System (“DRS”) with American Stock Transfer & Trust Company, LLC (“AST”) of 393,299 shares of 7.625% Series A Cumulative Redeemable Preferred Stock (CUSIP: 559775200) (“Series A Preferred Stock”) of MPG Office Trust, Inc. (formerly known as Maguire Properties, Inc.) (the “Company”).

Aristeia, as a holder of record of the Shares in the DRS with AST, hereby requests, pursuant to Article THIRD, Section 6(d) of the Articles Supplementary of the Company (the “Articles Supplementary”), that a special meeting of holders of Series A Preferred Stock (the “Special Meeting”) be called for the purpose of electing two additional directors to the Company’s board of directors.  We request that the Special Meeting be held as soon as possible and not more than 45 days from the date of this request.

Aristeia hereby proposes that the following persons be nominated to the board of directors of the Company pursuant to Article THIRD, Section 6 of the Articles Supplementary: Edward J. Ratinoff and Robert Deutschman.

Consistent therewith, Aristeia also requests that the following resolution be brought before the Special Meeting:

RESOLVED, that each of Edward J. Ratinoff and Robert Deutschman is elected as director of the Company, each to serve in their capacity until their successors are duly elected and qualified as contemplated by Article THIRD, Section 6 of the Articles Supplementary.

Each of Mr. Ratinoff and Mr. Deutschman has consented to be named in any proxy statement relating to the Special Meeting and to serve as a director if elected, and to our knowledge, there is no reason to believe that either of Mr. Ratinoff or Mr. Deutschman will be unable to serve.  Exhibit A to this letter contains the relevant information with respect to each of the nominees.  Exhibit B contains the written consent of each of the nominees to being named in the proxy statement relating to the Special Meeting and to serve as a director if elected.

We believe that this request for a Special Meeting satisfies the requirement of the Articles Supplementary with respect to the calling of the Special Meeting and the nomination of Mr. Ratinoff and Mr. Deutschman.  If you believe this request contains any discrepancies or if you believe any additional information is required to be provided, please advise us immediately.

Very truly yours,
Aristeia Master, L.P.

By: Aristeia Capital, L.L.C., its Investment Manager

By: ____________________________________
Name:
Title:

Dated:

EXHIBIT A

Information Regarding Nominees

Name:     Robert Deutschman
Date of Birth:         XXXX

Page 8 of 9 Pages

Business Address:  100 Wilshire Blvd., Ste 1200, Santa Monica, CA 90401
Residence Address:  XXXX

Name:  Edward J. Ratinoff
Date of Birth:  XXXX
Business Address:  1875 Century Park East, #2150, Los Angeles, CA 90061
Residence Address:  XXXX

Class and number of shares of stock of the Company owned by the nominees:

Robert Deutschman: none
Edward J. Ratinoff: none

Biographical Information:

Edward J. Ratinoff
Since March, 2010, Mr. Ratinoff, age 45, has been a Managing Director and Head of Acquisitions for Phoenix Realty Group, an institutional real estate investment firm.  Since April, 2010, Mr. Ratinoff has served as a member of the Board of Directors and Chairman of the Internal Asset Review Committee of Bank of Internet (NASDAQ:BOFI).  From 2004 to 2009, Mr. Ratinoff held the position of Managing Director and west coast head for the J.E. Robert Companies, a global real estate investment management company.  In this role, Mr. Ratinoff was a member of the investment committees for both JER Partners and JER Investors Trust (NYSE: JRT).  From 2003 to 2004, Mr. Ratinoff served as a Managing Director, Real Estate Investment Banking, with Keybanc / McDonald Investments.  From 2001 to 2003, Mr. Ratinoff was a Principal with Fowler Flanagan Partners.  From 1999 to 2001, Mr. Ratinoff was a Vice President, Real Estate Investment Banking with Chase Securities, Inc.  Mr. Ratinoff received a BA in Architecture and City Planning from the University of California, Berkeley, and an MBA from the J.L. Kellogg Graduate School of Management at Northwestern University.

Robert Deutschman
Since 1999, Mr. Deutschman, age 53, has been a managing director at the investment banking firm Cappello Capital Corp.  Since 2004, Mr. Deutschman has served as the vice chairman of the board of directors of Enron Creditors Recovery Corp. (formerly Enron Corp.), a position he assumed upon the company’s 2004 emergence from bankruptcy. Mr. Deutschman also serves on the board of the RAND Center for Corporate Ethics and Governance.  Mr. Deutschman has a law degree from the Columbia University School of Law and a BA in political science from Haverford College.

EXHIBIT B
WRITTEN CONSENT OF NOMINEE TO BE NAMED IN A
PROXY STATEMENT AND TO SERVE AS A DIRECTOR

I, Edward J. Ratinoff, hereby consent to being named as a nominee for the board of directors of MPG Office Trust, Inc. (the “Company”) with any proxy, consent or information statement issued relating to the election of directors of the Company at any Special Meeting of holders of preferred stock or otherwise. Furthermore, I agree to serve as a director of the Company if so elected.
Dated as of November _____, 2010.
By: /s/ Edward J. Ratinoff
Name:  Edward J. Ratinoff

I, Robert Deutschman, hereby consent to being named as a nominee for the board of directors of MPG Office Trust, Inc. (the “Company”) with any proxy, consent or information statement issued relating to the election of directors of the Company at any Special Meeting of holders of preferred stock or otherwise. Furthermore, I agree to serve as a director of the Company if so elected.
Dated as of November _____, 2010.
By: /s/ Robert Deutschman
Name: Robert Deutschman

Page 9 of 9 Pages

Schedule B

TRANSACTIONS IN THE PREFERRED STOCK EFFECTED ON BEHALF OF THE FUND DURING THE PAST 60 DAYS

Unless otherwise indicated, all trades were effected in the open market through brokers.

Date of	Amount of Shares	Price Per Share
Transaction	Purchased (Sold)	($)*
November 17, 2010 November 16, 2010 November 15, 2010 November 12, 2010	(124,000) (3,600) (1,000) (65,957)	12.2928 12.5458 13.0000 13.2063

________________________
* Including commissions.